LATHAM&WATKINSLLP

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May 30, 2017

United States Securities & Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

> Re: Cypress Semiconductor Corporation (the "Company")
> Definitive Additional Soliciting Materials filed on May 24, 2017 by T.J. Rodgers, J. Daniel McCranie and Camillo Martino
> File No. 001-10079

Dear Mr. Duchovny:

This letter is in response to your letter to us in our capacity as counsel to T.J. Rodgers, J. Daniel McCranie and Camillo Martino, dated May 25, 2017 (collectively, "CypressFirst"). For ease of reference, we have set forth your comment and our response below.

1. Please provide us support for your disclosure relating to the email from Mr. Benhamou to Mr. van den Hoek wherein Mr. Benhamou addressed the issue of conflicts of interest for Mr. Bingham.

Response

In response to the Staff's request, CypressFirst has attached as <u>Exhibit A</u> to this letter email correspondence between Mr. van den Hoek and Mr. Benhamou on November 7, 2016, four days after the announcement by Lattice Semiconductor Corporation of its agreement to be acquired by Canyon Bridge Capital Partners ("Canyon Bridge"). In the press release relating to such acquisition, Ray Bingham, the executive chairman of the Company, was identified as a founding partner of Canyon Bridge.

By way of additional background, Mr. Rodgers previously filed a complaint in the Delaware Court of Chancery (the "Court") to compel production of the Company's books and records. On April 17, 2017, the Court ordered the Company to produce documents in response to Mr. Rodger's books and records lawsuit. *See Rodgers v. Cypress Semiconductor Corp.*, 2017 WL 1380621 (Del. Ch. Apr. 17, 2017). The email correspondence attached hereto as <u>Exhibit A</u>

United States Securities & Exchange Commision
May 30, 2017
Page 2

LATHAM&WATKINS^{LLP}

was obtained by Mr. Rodgers as a result of the April 17 ruling. On May 22, 2017, the Court instructed the Company to remove the confidentiality designation from Exhibit A due to the Court's determination that the description of the document contained in the Company's additional definitive proxy soliciting materials filed with the Commission on May 18, 2017 was likely misleading. A transcript of the Court's May 22, 2017 ruling is not currently available due to the Company's attempts to have certain portions of the transcript, which portions do not address or include Exhibit A, redacted as confidential.

* * * * *

CypressFirst acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Please contact me if you have any further comments or need additional information.

Respectfully,

By: /s/ Christopher L. Kaufman
      Christopher L. Kaufman
      of *Latham & Watkins LLP*

Copies to: T.J. Rodgers
             J. Daniel McCranie
             Camillo Martino
             Kevin G. Abrams, of *Abrams & Bayliss LLP*
             J. Peter Shindel, Jr., of *Abrams & Bayliss LLP*

Exhibit A

Email Correspondence dated November 7, 2016

[see attached]



From: Eric Benhamou [eric@benhamouglobalventures.com]
Sent: 11/7/2016 2:32:21 PM
To: Wilbert van den Hoek ***
CC: Pam Tondreau [/o=ExchangeLabs/ou=Exchange Administrative Group (FYDIBOHF23SPDLT)/cn=Recipients/cn=fa5220309e174b2e9da855c09f53c5fb-Pam Tondrea]; Mike Wishart [michaelwishart@me.com]
Subject: Re: Employment Agreement for Ray

Wilbert,

Yes. This reflects a discussion I had with Ray last Friday.

Ray talked to me about his role at Canyon Bridge. He was approached to join as an advisory partner. Ray told me he had nothing to do with the Lattice deal and had asked the Canyon Bridge team to be kept out of it. He also consulted with [redacted] Having said that, we will still need to manage this relationship very carefully because there is bound to be some overlaps. This is ripe for conflicts on interest ...

BGV

Eric Benhamou | Founder and General Partner
540 Cowper Street, Suite 200 | Palo Alto, CA 94301-1806
+1 (650) 324-3680 T | +1 (650) 473-1347 F | +1 (408) 421-4128 C

On Nov 7, 2016, at 9:35 AM, Wilbert van den Hoek *** wrote:

Hi Eric,

Is this new agreement the result of a discussion between you and Ray? Did you talk with Ray about his role at Canyon Bridge Capital Partners, Inc.?

Best regards, Wilbert

On Mon, Nov 7, 2016 at 9:19 AM, Eric Benhamou <eric@benhamouglobalventures.com> wrote:
Thanks Pam.

[redacted]

<bgv_logo100.jpg>

Eric Benhamou | Founder and General Partner
540 Cowper Street, Suite 200 | Palo Alto, CA 94301-1806
+1 (650) 324-3680 T | +1 (650) 473-1347 F | +1 (408) 421-4128 C

CONFIDENTIAL **CY00000809**

*** FISMA & OMB Memorandum M-07-16

On Nov 7, 2016, at 8:52 AM, Pam Tondreau <Pamela.Tondreau@cypress.com> wrote:

<SKM_C654e16110709460.pdf>